Filed pursuant
                                                              to Rule 424(b)(3)
PROSPECTUS                                                  File No. 333-103750
March 27, 2003



                       [INTERNATIONAL PAPER COMPANY LOGO]


                          International Paper Company
                               Offer to Exchange

                      $1,200,000,000 5.85% Notes due 2012

                                      for

                    $1,200,000,000 New 5.85% Notes due 2012

                        --------------------------------

     We are offering to exchange up to $1,200,000,000 aggregate principal amount of our new 5.85% Notes due 2012, which will be registered under the Securities Act of 1933, as amended, for up to $1,200,000,000 principal amount of our existing 5.85% Notes due 2012. We sold $1,000,000,000 aggregate principal amount of the existing 5.85% Notes due 2012 on October 24, 2002 and $200,000,000 aggregate principal amount of the existing 5.85% Notes due 2012 on October 31, 2002. We collectively refer to both series of the existing 5.85% Notes due 2012 as the old notes and we refer to the new 5.85% Notes due 2012 as the new notes. We are offering to issue the new notes to satisfy our obligations contained in each of the registration rights agreements entered into when the old notes were sold in transactions permitted by Rule 144A under the Securities Act.

     The terms of the new notes are identical in all material respects to the terms of the old notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the old notes do not apply to the new notes.

     The exchange offer and withdrawal rights will expire at 5:00 p.m. New York City time, on April 23, 2003 unless extended.

                        --------------------------------

     To exchange your old notes for new notes:

     o You must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent by 5:00 p.m., New York time, on April 23, 2003, unless extended.

     o If your old notes are held in book-entry form at The Depository Trust Company, you must instruct DTC, through your signed letter of transmittal, that you wish to exchange your old notes for new notes. When the exchange offer closes, your DTC account will be changed to reflect your exchange of old notes for new notes.

     o You should read the section called "The Exchange Offer" for additional information on how to exchange your old notes for new notes.

                        --------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with any other information. If anyone provides you with a different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. The delivery of this prospectus shall not under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this prospectus.


                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
Incorporation of Certain Documents by Reference.............................3
Where You Can Find More Information.........................................3
Forward-Looking Statements..................................................4
Summary.....................................................................5
International Paper Company.................................................8
No Cash Proceeds to the Company.............................................9
Ratio of Earnings to Fixed Charges..........................................9
Selected Consolidated Financial Data.......................................10
Capitalization.............................................................12
Description of the New Notes...............................................13
The Exchange Offer.........................................................23
Certain United States Federal Income
   Tax Considerations......................................................33
Plan of Distribution.......................................................34
Notice to Investors........................................................35
Validity of the New Notes..................................................36
Experts....................................................................36


     International Paper Company is a New York corporation. Our principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06921, and our telephone number at that address is (203) 541-8000. Our world wide website address is http://www.internationalpaper.com. The information in our website is not part of this prospectus.

     In this prospectus, "International Paper," "we," "us" and "our" refer to International Paper Company and its subsidiaries, unless the context requires otherwise. However, for purposes of the section entitled "Description of New Notes", whenever we refer to "International Paper" or to "us," or use the terms "we" or "our," we are referring only to International Paper Company and not to any of our subsidiaries.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We "incorporate by reference" important business and financial information about us into this prospectus. This means that we can disclose important information to you that is not included in or delivered with the prospectus by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus and later information that we file with the SEC will automatically update and supercede that information. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC.

     The following documents listed below that we have previously filed with the SEC (Commission File Number: 001-03157) are incorporated by reference:

Our SEC Filings                                         Period
---------------                                         ------
Annual Report on Form 10-K............ For the year ended December 31, 2002, as filed on February 28, 2003.
Current Reports on Form 8-K........... Filed on:
                                       o   January 16, 2003,
                                       o   January 17, 2003,
                                       o   January 31, 2003, and
                                       o   February 21, 2003.

     All documents filed by us under Section 13(a), 13 (c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this prospectus and prior to the termination of the exchange offer shall also be deemed to be incorporated in this prospectus by reference.

     You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC's web site or at the addresses listed above. We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated in this prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to International Paper Company, 400 Atlantic Street, Stamford, Connecticut 06921, Attention: Investor Relations Department (Telephone: (203) 541-8625). To obtain timely delivery, you must request the information no later than April 16, 2003, or five business days before the expiration date, if the exchange offer is extended.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We will provide you upon oral or written request without charge a copy of the new notes, the indenture governing the new notes and other material agreements that we summarize in this prospectus. You may request copies of these documents by contacting us at: International Paper Company, 400 Atlantic Street, Stamford, Connecticut 06921, Attention: Investor Relations Department. To obtain timely delivery, you must request the information no later than April 16, 2003, or five business days before the expiration date, if the exchange offer is extended.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including information included or incorporated by reference in this prospectus, contains certain forward-looking statements concerning our financial condition, results of operations and business. Generally, the words "will," "may," "should," "continue," "believe," "expect," "intend," "anticipate" or similar expressions identify forward-looking statements.

     These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

     o the timing and strength of an economic recovery in the U.S. and changes to international economic conditions;

     o the relative value of the U.S. dollar compared with other foreign currencies, especially the Euro;

     o economic conditions in developing countries, particularly Brazil and Russia;

     o    the effects of continued geopolitical unrest and uncertainty;

     o the strength of demand for our products and changes in overall demand;

     o    the effects of competition from domestic and foreign producers;

     o    the level of housing starts;

     o    our ability to continue to realize anticipated cost savings;

     o    the performance of our manufacturing operations;

     o    the results of legal proceedings;

     o    changes in the cost or availability of raw materials;

     o changes in interest rates and plan asset values which could have an impact on reported earnings and shareholders' equity; or

     o the cost of compliance with environmental laws and other governmental regulations.

     In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                    SUMMARY

     The following summary contains basic information about this exchange offer. It may not contain all the information that is important to you in making your investment decision. More detailed information appears elsewhere in this prospectus and in our consolidated financial statements and accompanying notes that we incorporate by reference. "The Exchange Offer" and the "Description of the New Notes" sections of this prospectus contain more detailed information regarding the terms and conditions of the exchange offer and the new notes. Certain capitalized terms used in this prospectus summary are defined elsewhere in this prospectus.


                               The Exchange Offer

New notes.................   $1,200,000,000 in aggregate principal amount of
                             our new 5.85% notes due 2012.

The exchange offer........   We are offering to issue the new notes in exchange
                             for $1,000,000,000 aggregate principal amount of old notes that we sold on October 24, 2002 and $200,000,000 aggregate principal amount of old notes that we sold on October 31, 2002. We are offering to issue the new notes to satisfy our obligations contained in each of the registration rights agreements that we entered into when we sold the old notes in transactions pursuant to Rule 144A under the Securities Act. The old notes were subject to transfer restrictions that will not apply to the new notes so long as you are acquiring the new notes in the ordinary course of your business, you are not participating in a distribution of the new notes and you are not an affiliate of ours.

Maturity dates............   Each new note will mature on October 30, 2012.

Interest payment dates....   The new notes will pay interest semiannually on
                             April 30 and October 30 of each year.

Ranking...................   The new notes will be senior unsecured debt and
                             will rank equally with all of our existing senior unsecured debt. The new notes will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing that indebtedness.

Optional redemption.......   We may redeem some or all of the new notes at any
                             time, at our option, at a redemption price equal to the greater of:

                             o 100% of the aggregate principal amount of the
                               new notes being redeemed, plus accrued and unpaid interest to the date of redemption; or

                             o the sum of the present values of the remaining
                               scheduled payments of principal and interest in respect of the new notes being redeemed (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date, on a semi-annual basis, at the treasury rate plus 30 basis points, plus accrued and unpaid interest to the date of redemption.

                             See "Description of the New Notes--Optional
                             Redemption."

No cash proceeds to us....   We will not receive any proceeds from the issuance
                             of the new notes.

Form of new notes.........   One or more global notes held in the name of The
                             Depository Trust Company or its nominee.

Tenders, expiration date,
withdrawal................   The exchange offer will expire at 5:00 p.m., New
                             York City time, on April 23, 2003, unless it is extended. To tender your old notes you must follow the detailed procedures described under the heading "The Exchange Offer--Process for
                             Tendering" including special procedures for certain beneficial owners and broker- dealers. If you decide to exchange your old notes for new notes, you must acknowledge that you do not intend to engage in and have no arrangement with any person to participate in a distribution of the new notes. If you decide to tender your old notes pursuant to the exchange offer, you may withdraw them at any time prior to 5:00 p.m., New York City time, on the expiration date.

United States federal
income tax consequences...   Your exchange of old notes for new notes pursuant
                             to the exchange offer will not result in the recognition of gain or loss for U.S. federal income tax purposes. See "Certain United States
                             Federal Income Tax Considerations."

Exchange agent............   The Bank of New York is the exchange agent for the
                             exchange offer.

Failure to exchange your
old notes.................   If you fail to exchange your old notes for new
                             notes in the exchange offer, your old notes will continue to be subject to transfer restrictions and you will not have any further rights under either of the registration rights agreements, including any rights to require us to register your old notes or to pay any additional interest.

Trading market............   To the extent that old notes are tendered and
                             accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, old notes could be adversely affected. There may be no trading market for the old notes.

                             There can be no assurance that an active public market for the new notes will develop or as to the liquidity of any market that may develop for the new notes, the ability of holders to sell the new notes, or the price at which holders would be able to sell the new notes. For more details, see the section under the heading "Notice to Investors."

                          INTERNATIONAL PAPER COMPANY

     We are a global forest products, paper and packaging company that is complemented by an extensive distribution system, with primary markets and manufacturing operations in the United States, Canada, Europe, the Pacific Rim, and South America. Substantially all of our business have experienced, and are likely to continue to experience, cycles relating to available industry capacity and general economic conditions. We are a New York corporation and were incorporated in 1941 as the successor to the New York corporation of the same name organized in 1898.

     In the United States at December 31, 2002, we operated 28 pulp, paper and packaging mills, 87 converting and packaging plants, 27 wood products facilities, and seven specialty chemicals plants. Production facilities at December 31, 2002 in Europe, Asia, Latin America, South America and Canada included 13 pulp, paper and packaging mills, 45 converting and packaging plants, 11 wood products facilities, two specialty panels and laminated products plants and seven specialty chemicals plants. We distribute printing, packaging, graphic arts, maintenance and industrial products through over 283 distribution branches located primarily in the United States. At December 31, 2002, we owned or managed approximately 9 million acres of forestlands in the United States, 1.5 million acres in Brazil and had, through licenses and forest management agreements, harvesting rights on government-owned timberlands in Canada and Russia.

     At December 31, 2002, through Carter Holt Harvey, a New Zealand company which is approximately 50.5% owned by us, we operated five mills producing pulp, paper, packaging and tissue products, 24 converting and packaging plants and 67 wood products manufacturing and distribution facilities, primarily in New Zealand and Australia. Carter Holt Harvey distributes paper and packaging products through six distribution branches located in New Zealand and Australia. In New Zealand, Carter Holt Harvey owns approximately 810,000 acres of forestlands.

                        NO CASH PROCEEDS TO THE COMPANY

     This exchange offer is intended to satisfy certain of our obligations under each of the registration rights agreements. We will not receive any proceeds from the issuance of the new notes and have agreed to pay the expenses of the exchange offer. In consideration for issuing the new notes as contemplated in the registration statement, of which this prospectus is a part, we will receive, in exchange, old notes in like principal amount. The form and terms of the new notes are identical in all material respects to the form and terms of the old notes, except as otherwise described herein under "The Exchange Offer -- Terms of the Exchange Offer." The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our outstanding debt.


                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges on a historical basis for each of the five years in the period ended December 31, 2002.

                                  For the Year Ended December 31,
                              -------------------------------------
                              1998    1999    2000    2001     2002
                              ----    ----    ----    ----     ----
Ratio of earnings to fixed
  charges...................  1.38    1.27    1.42    --(1)    1.26

---------
(1) Our deficiency in earnings necessary to cover fixed charges was $1,379.9 million for the year ended December 31, 2001.

For purposes of computing the ratio of earnings to fixed charges, earnings include pre-tax earnings before extraordinary items and cumulative effect of accounting changes, interest expense, the estimated interest factor in rent expense (which, in our opinion, approximates one-third of rent expense) preferred dividends of subsidiaries, adjustments for undistributed equity earnings and the amortization of capitalized interest. Fixed charges include interest incurred (including amounts capitalized), the estimated interest factor in rent expense and preferred dividends of subsidiaries.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data for each of the five years in the period ended December 31, 2002 have been derived from our consolidated financial statements. Deloitte & Touche LLP, independent auditors, have audited the financial data for the year ended December 31, 2002. The financial data for the four years ended December 31, 2001 have been audited by Arthur Andersen LLP, our previous independent public accountants, who have since ceased operations. You should read the financial data presented below in conjunction with our audited consolidated financial statements, including the notes thereto, and management's discussion and analysis of financial condition and results of operations, each of which are incorporated herein by reference.


                                                  For the Year Ended December 31,
                                  -----------------------------------------------------------------
                                     1998          1999         2000          2001          2002
                                  ---------     ---------     ---------     ---------     ---------
                                              (in millions, except per share amounts)
Earnings Data:
Net sales........................ $  23,979     $  24,573     $  28,180     $  26,363     $  24,976
Earnings (loss) before
    income taxes,
    minority interest,
    extraordinary items
    and cumulative
    effect of accounting
    changes......................       429(a)        448(b)        723(d)     (1,265)(f)       371(h)
Net earnings (loss)..............       247(a)        183(b)(c)     142(d)(e)  (1,204)(f)(g)   (880)(h)(i)(j)
Consolidated Balance
Sheet Data:
Total assets.....................    31,466        30,268        42,109        37,177        33,792
Notes payable and
    current maturities of
    long-term debt...............     1,418           920         2,115           957            --
Long-term debt...................     7,697         7,520        12,648        12,457        13,042
Common shareholders'
equity...........................    10,738        10,304        12,034        10,291         7,374
Per Share Data:
Net earnings (loss)
    before extraordinary
    items and cumulative
    effect of accounting
    changes...................... $    0.60     $    0.48     $    0.82     $   (2.37)    $    0.61
Net earnings (loss).............. $    0.60     $    0.44     $    0.32     $   (2.50)    $   (1.83)
Cash dividends (k)............... $    1.05     $    1.01     $    1.00     $    1.00     $    1.00

---------
(a) Includes a $20 million pre-tax gain ($12 million after taxes) on the sale of the Veratec nonwovens business, an $83 million pre-tax credit ($50 million after taxes) from the reversals of previously established reserves that were no longer required, a $111 million pre-tax charge ($68 million after taxes) for the impairment of oil and gas reserves due to low prices, a $145 million pre-tax restructuring and asset impairment charge ($82 million after taxes and minority interest) and $16 million of pre-tax charges ($10 million after taxes) related to International Paper's share of charges taken by Scitex, a 13% investee company, for the write-off of in-process research and development related to an acquisition and costs to exit the digital video business.

(b) Includes a $148 million pre-tax charge ($97 million after taxes) for Union Camp merger-related termination benefits, a $107 million pre-tax charge ($78 million after taxes) for merger-related expenses, a $298 million pre-tax charge ($180 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $10 million pre-tax charge ($6 million after taxes) to increase existing environmental remediation reserves related to certain former Union Camp facilities, a $30 million pre-tax charge ($18 million after taxes) to increase existing legal reserves and a $36 million pre-tax credit ($27 million after taxes) for the reversal of reserves that were no longer required.

(c) Includes an extraordinary loss of $26 million before taxes ($16 million after taxes) for the extinguishment of high-interest debt that was assumed in the merger with Union Camp.

(d) Includes an $824 million charge before taxes and minority interest ($509 million after taxes and minority interest) for asset shutdowns, a $125 million pre-tax charge ($80 million after taxes) for additional exterior siding legal reserves, a $54 million pre-tax charge ($33 million after taxes) for merger-related expenses, and a $34 million pre-tax credit ($21 million after taxes) for the reversal of reserves no longer required.

(e) Includes an extraordinary gain of $385 million before taxes and minority interest ($134 million after taxes and minority interest) on the sale of International Paper's investment in Scitex and Carter Holt Harvey's sale of its share of Compania de Petroleos de Chile (COPEC), an extraordinary loss of $460 million before taxes ($310 million after taxes) related to the impairment of the Zanders and Masonite businesses, an extraordinary gain before taxes and minority interest of $368 million ($183 million after taxes and minority interest) related to the sale of Bush Boake Allen, an extraordinary loss of $5 million before taxes and minority interest ($2 million after taxes and minority interest) related to Carter Holt Harvey's sale of its Plastics division, and an extraordinary pre-tax charge of $373 million ($231 million after taxes) related to impairments of the Argentine investments and the Chemical Cellulose Pulp and the Fine Papers businesses.

(f) Includes a $1.1 billion charge before taxes and minority interest ($752 million after taxes and minority interest) for asset shutdowns of excess internal capacity, cost reduction actions, and additions to existing exterior siding legal reserves, a net pre-tax charge of $629 million ($587 million after taxes) related to dispositions and asset impairments of businesses held for sale, a $42 million pre-tax charge ($28 million after taxes) for Champion merger integration costs, and a $17 million pre-tax credit ($11 million after taxes) for the reversal of reserves no longer required.

(g) Includes a $73 million pre-tax extraordinary charge ($46 million after taxes) related to the impairment of the Masonite business and the divestiture of the Petroleum and Minerals assets and a $25 million pre-tax charge ($16 million after taxes and minority interest) for the cumulative effect of a change in accounting for derivatives and hedging activities.

(h) Includes a $199 million charge before taxes and minority interest ($130 million after taxes and minority interest) for facility closures, administrative realignment severance costs, and cost reduction actions, a pre-tax charge of $450 million ($278 million after taxes) for additions to existing exterior siding legal reserves, a charge of $46 million before taxes and minority interest ($27 million after taxes and minority interest) for early debt retirement costs, a credit of $41 million before taxes and minority interest ($101 million after taxes and minority interest) to adjust accrued costs of businesses sold or held for sale, and a pre-tax credit of $68 million ($43 million after taxes) for the reversal of restructuring and realignment reserves no longer required.

(i) Includes a $1.2 billion charge for the transitional goodwill impairment charge from the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," recorded as the cumulative effect of an accounting change in the first quarter of 2002.

(j) Reflects a decrease of $46 million in the income tax provision for a reduction of deferred state income tax liabilities.

(k) The International Paper dividend has remained at $1.00 per share since 1996. However, dividends on a per share basis have been restated to include dividends paid by Union Camp which merged with International Paper during 1999 in a transaction accounted for as a pooling-of-interests.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of December 31, 2002.

                                                                  As of
                                                             December 31, 2002
                                                             -----------------
                                                               (in millions)
Indebtedness:
    Notes payable and current maturities of long-term debt.....        0
                                                                  ------
        Total short-term debt..................................        0
                                                                  ------
    Long-term debt, excluding current maturities...............   13,042(1)
                                                                  ------
Total Indebtedness.............................................   13,042
                                                                  ------

International Paper-Obligated Mandatorily Redeemable
    Preferred Securities of Subsidiaries Holding
    International Paper Debentures.............................    1,805

Common Shareholders' Equity:
    Common Stock...............................................      485
    Paid-in capital............................................    6,493
    Retained earnings..........................................    3,260
    Accumulated other comprehensive income (loss)..............   (2,645)
    Less: Common stock held in treasury, at cost...............      219
                                                                  ------

Total Common Shareholders' Equity..............................    7,374

Total Capitalization...........................................   22,221
                                                                  ======

---------
(1)    Includes the $1,200,000,000 5.85% Notes due 2012.

                          DESCRIPTION OF THE NEW NOTES

     The following summary of certain provisions of the indenture and the new notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the indenture, including the definitions of certain terms and those terms made a part of this prospectus by the Trust Indenture Act of 1939 and the new notes. Copies of these documents are available from us upon request.

General

     The old notes were, and the new notes will be, issued as a separate series under an indenture, dated as of April 12, 1999 between us and The Bank of New York, as Trustee, and supplemented by supplemental indentures dated as of October 29, 2002 and November 5, 2002. We refer to the indenture, as supplemented, as the indenture. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the old notes do not apply to the new notes.

     The old notes and the new notes will be considered collectively to be a single class for all purposes under the indenture, including, without limitation, waivers and amendments.

     The new notes will initially be limited to $1,200,000,000 aggregate principal amount. The new notes will mature on October 30, 2012. Interest on the new notes will accrue from October 29, 2002, or from the most recent interest payment date to which interest has been paid or provided for, at the rate of 5.85% per annum and will be payable semi-annually in arrears on each April 30 and October 30, commencing on April 30, 2003. We will make each interest payment to the holders of record of the new notes on the immediately preceding April 15 and October 15. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     The new notes will be our senior unsecured obligations and will rank equal in right of payment with all of our existing and future unsecured and unsubordinated debt. The new notes will be effectively subordinated in right of payment to our existing and future senior secured indebtedness to the extent of the assets securing that indebtedness.

     The new notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000.

Optional Redemption

     We may redeem all or a portion of the new notes at any time as set forth below. We will mail notice to registered holders of the new notes of our intent to redeem on not less than 30 nor more than 60 days' notice. We may redeem the new notes at a redemption price equal to the greater of:

     o 100% of the principal amount plus accrued and unpaid interest to the redemption date; or

     o the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 30 basis points, plus accrued interest on the principal amount being redeemed to the redemption date.

     "Business day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

     "Comparable treasury issue" means the United States Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term of the new notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the new notes. We refer to the remaining term of the new notes to be redeemed as the "remaining life."

     "Comparable treasury price" means, with respect to any redemption date,
(A) the average of four reference treasury dealer quotations for such redemption date, after excluding the highest and lowest such reference treasury dealer quotations, or (B) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

     "Independent investment banker" means either one of the reference treasury dealers or an independent investment banking institution of national standing appointed by us.

     "Reference treasury dealer" means (1) each of J.P. Morgan Securities Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City, which we refer to as a "primary treasury dealer," we will substitute therefor another primary treasury dealer and (2) any other primary treasury dealer selected by us.

     "Reference treasury dealer quotations" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker by such reference treasury dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Treasury rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life, yields for the two published maturities most closely corresponding to the comparable treasury issue shall be determined and the treasury rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue, expressed as a percentage of its principal amount, equal to the comparable treasury price for such redemption date. The treasury rate shall be calculated on the third business day preceding the redemption date.

Certain Covenants

     We have agreed in the indenture that with regard to the new notes, we will not, nor will we permit any subsidiary (as defined below) to, issue, assume or guarantee any debt for money borrowed that is secured by a mortgage, pledge, security interest or lien (a "mortgage" or "mortgages") upon any forestlands or principal manufacturing facility (each as defined below) which we or it now owns or hereafter acquires, unless we or it provides that the new notes are secured equally and ratably with, or with preference to, that debt. The foregoing restrictions will not apply to the following:

     o mortgages on any property acquired, constructed or improved by us or any subsidiary after April 12, 1999 which are created within 180 days after such acquisition (or, in the case of property constructed or improved, after the completion and commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of the purchase price or cost thereof, or existing mortgages on property acquired, provided such mortgages shall not apply to any property theretofore owned by us or any subsidiary other than theretofore unimproved real property;

     o mortgages on any property acquired from a corporation that is merged with or into us or a subsidiary. or mortgages outstanding at the time any corporation becomes a subsidiary;

     o    mortgages in favor of us or any subsidiary; or

     o any extension, renewal or replacement, or successive extensions, renewals or replacements, in whole in part, of any of the mortgages listed above.

     The following types of transactions, among others, will not be deemed to create debt secured by a mortgage:

     o the sale, mortgage or other transfer of timber in connection with an arrangement under which we are, or a subsidiary is, obligated to cut such timber or a portion of such timber to provide the transferee with a specified amount of money however determined; and

     o mortgages for governmental bodies of the United States, which secure advances, progress payments or other payments pursuant to any contract or statute, or which secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages.

     However, we and any subsidiary may, without securing the new notes, issue, assume or guarantee secured debt which would otherwise be subject to the foregoing restrictions; provided that the aggregate amount of secured debt that we may issue, assume or guarantee will not exceed 10% of the net tangible assets of us and our consolidated subsidiaries as of the latest fiscal year-end, when considered together with all other such debt and attributable debt (as defined below) then existing in respect of sale and lease-back transactions (as defined below) of us and our subsidiaries, other than sale or lease-back transactions whose proceeds were applied to the retirement of funded debt (as defined below).

     The term "net tangible assets" means the aggregate assets, net of applicable reserves and other properly deductible items, less current liabilities and goodwill, tradenames, trademarks, patents, unamortized debt discount and expense (to the extent included in the aggregate assets), and other similar intangibles. Such amounts will be as described in our most recent consolidated balance sheet, and computed in accordance with generally accepted accounting principles.

     We will not, nor will we permit any subsidiary to, lease from any person for greater than a three year term any forestlands or principal manufacturing facility which was owned (and in the case of any such principal manufacturing facility, placed in commercial operation by us or a subsidiary for more than 180 days) and then sold or transferred to that person by us or a subsidiary (a "sale and lease-back transaction"), unless either:

     o we or the subsidiary would be entitled to incur debt secured by a mortgage on the property to be leased, in an amount equal to the attributable debt regarding such sale and lease-back transaction, without equally and ratably securing the new notes; or

     o we apply, or covenant that we will apply, an amount equal to the fair value of the leased property, as determined by our board of directors, to the retirement, within 180 days of the effective date of any such sale and lease-back transaction, of debt securities or our funded debt which ranks equally with the new notes.

     The term "forestlands" means property in the United States which contains standing timber which is, or is expected upon completion of a growth cycle then in process to become, of a commercial quantity and merchantable quality. However, this does not include any land which at the time is held by, or has been, or after the date of this prospectus is, transferred to a subsidiary primarily for development and/or sale rather than for the production of lumber or other timber products.

     The term "principal manufacturing facility" means any paperboard, paper or pulp mill, or paper converting plant of ours or any subsidiary which is located within the United States, other than any mill or plant or portion thereof which:

     o is financed by obligations issued by a state, territory, or possession of the United States, any political subdivision, or the District of Columbia, the interest on which is excludible from its holders' gross income pursuant to the provisions of Section 103(a) of the internal Revenue Code or any successor to such provision, as in effect at the time the obligations are issued; or

     o is not, in the opinion of our board of directors, of material importance to the total business conducted by us and our subsidiaries.

     The term "subsidiary" means any corporation of which at least a majority of the outstanding stock having by its terms the ordinary voting power to elect a majority of its board of directors is at the time directly or indirectly owned or controlled by us, by any one or more subsidiaries, or by us and one or more subsidiaries, irrespective of whether any other class or classes of the corporation's stock has or might have voting power by reason of the happening of any contingency.

     The term "attributable debt" means the present value at the time of determination of the lessee's net rental payment obligation over the term, including any extensions, of any lease entered into in connection with a sale and leaseback transaction. The present value will be determined by using a discount rate equal to the weighted average yield to maturity of each series of debt securities then outstanding under the indenture, compounded semiannually. The average will be weighted by the principal amount of each series of debt securities or, in the case of original issue discount securities, the amount to be determined as provided in the definition of "outstanding" in the indenture.

     The term "funded debt" means debt which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than twelve months after the date the debt is created.

Book-Entry, Delivery and Form

     Certain Book-Entry Procedures for the Global Notes

     Each series of new notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons and will be deposited with the trustee as custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC.

     The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither we nor the initial purchasers take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

     DTC has advised us that it is (1) a limited purpose trust company organized under the laws of the State of New York, (2) a "banking organization" within the meaning of the New York Banking Law, (3) a member of the Federal Reserve System, (4) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (5) a "clearing agency" registered pursuant to
Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

     We expect that pursuant to procedures established by DTC (1) upon deposit of each global note, DTC will credit the accounts of participants with an interest in the global note and (2) ownership of the new notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of participants) and the records of participants and the indirect participants (with respect to the interests of persons other than participants).

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the new notes represented by a global note to such persons may be limited, in addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in new notes represented by a global note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have new notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of new notes under the indenture or such global note. We understand that under existing industry practice, in the event that we request any action of holders of new notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of new notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such new notes.

Payments with respect to the principal of, and premium, if any, and interest on, any new notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing such new notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the new notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a global note (including principal, premium, if any, and interest). Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

Transfers between participants in DTC will be effected in accordance with DTC's procedures. and will be settled in same-day funds.

     Certificated Notes

If (1) DTC notifies us that it is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of new notes in definitive form under the indenture or (3) upon the occurrence of certain other events as provided in the indenture, then, upon surrender by DTC of the global notes, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the new notes represented by the global notes. Upon any such issuance, the trustee is required to register such certificated notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related new notes and each such person may conclusively rely on, and shall he protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery and the respective principal amounts, of the new notes to be issued).

Events of Default

Each of the following events is an event of default under the indenture with respect to the new notes:

o failure to pay any interest on the new notes when due, and continuing for 30 days;

o    failure to pay any principal of or premium on the new notes when due;

o failure to perform any other covenant under the indenture or the new notes, other than one included solely for the benefit of other series of debt securities, and continuing for 60 days after written notice has been provided in accordance with the indenture; and

o    specific events in bankruptcy, insolvency or reorganization involving us.

If an event of default regarding the new notes occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding new notes and old notes, if any, may declare, by notice as provided in the indenture, the principal amount of the new notes to be due and immediately payable.

At any time after a declaration of acceleration regarding new notes has been made, but before a judgment or decree for payment of money has been obtained by the trustee, the holders of a majority in aggregate principal amount of the new notes and old notes, if any, may, under specific circumstances, rescind and annul such acceleration.

The indenture provides that, subject to the trustee's duty to act with the required standard of care during default, the trustee has no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders have offered reasonable indemnity to the trustee. Subject to the trustee indemnification provisions, the holders of a majority in aggregate principal amount of the new notes and old notes, if any, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee, with respect to the new notes.

We will annually furnish to the trustee a statement as to the performance of specific obligations under the indenture and as to any default in performance.

Defeasance

We may discharge our indebtedness and certain of our obligations under the indenture, by depositing with the trustee funds or obligations issued or guaranteed by the United States.

Defeasance and Discharge. The indenture provides that we will be discharged from all obligations in respect of the new notes upon deposit in trust of cash and/or U.S. government obligations with the trustee, the payment of interest and principal upon which will provide sufficient cash to pay any principal, premium, and each installment of interest and in accordance with the terms of the indenture and the new notes.

The term "U.S. government obligations" means direct obligations of the United States or of an agency or instrumentality of the United States that is, or is unconditionally guaranteed as, a full faith and credit obligation of the United States and that is not callable or redeemable at the option of the issuer thereof. The term also includes certain depository receipts with respect to such obligations.

Such a deposit in trust may be made only if, among other things, the following conditions are met:

o we have delivered to the trustee an opinion of counsel to the effect that the holders of the new notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge, and will be subject to United States federal income tax as if no deposit, defeasance and discharge had occurred, which opinion will be based upon either of the following:

     o we having received a ruling from the Internal Revenue Service, or the Internal Revenue Service having published such a ruling; or

     o there having been a change in applicable United States federal income tax law since the date of the indenture; and

o it will not result in the delisting of the debt securities of such series, if then listed on any domestic or foreign securities.

The restrictions within this provision will not apply to specific obligations relating to:

o    temporary debt securities and exchange of debt securities,

o    registration of transfer or exchange of the new notes,

o    replacement of stolen, lost or mutilated new notes,

o    maintenance of paying agencies to hold monies for payment in trust, and

o payment of any additional amounts required as a result of United States withholding taxes imposed on payments to non-United States persons.

Defeasance of Certain Obligations. The indenture provides that we may omit compliance with the restrictive covenants described under "Certain Covenants" and any other covenants applicable to the new notes which are subject to covenant defeasance, and that such omission will not be an event of default regarding the new notes, upon a deposit in trust with the trustee. Such deposit in trust must be of cash and/or U.S. government obligations, which through the scheduled payment of interest and principal thereon will provide sufficient cash to pay any principal, premium, and each installment of interest in accordance with the indenture and the new notes. Our obligations under the indenture and the new notes, other than regarding such covenant, will remain in full force and effect.

Such a trust may be established only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that:

o the holders of the new notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and defeasance of specific obligations and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred; and

o the new notes, if then listed on any domestic or foreign securities exchange. will not be delisted as a result of the deposit and defeasance.

In the event we exercise our option to omit compliance with the covenants described under "Certain Covenants" regarding the new notes, as described above, and the new notes are declared due and payable because of the occurrence of any event of default, then the amount of money and U.S. government obligations on deposit with the trustee must be sufficient to pay amounts due on the new notes at the time of their stated maturity, but may be insufficient to pay amounts due on the new notes at the time of the acceleration resulting from the default. We will in any event remain liable for the payments as provided in the indenture.

Meetings, Modification and Waiver

Except as set forth below, the indenture provides that modifications and amendments of the indenture may be made by us and the trustee under the indenture only with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding new notes and old notes, if any, issued under the indenture and affected by such modification or amendment.

No such modification or amendment may, without the consent of each holder of the outstanding new notes affected thereby, do any of the following:

o change the stated maturity of the principal of, or any installment of principal of or interest on, any note;

o    reduce the principal amount of, premium, if any, or interest on, any note;

o    change any obligation of ours to pay additional amounts;

o reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof;

o change the coin or currency in which any note or any premium or interest thereon is payable;

o impair the right to institute suit for the enforcement of any payment on or regarding any note;

o reduce the percentage of the holders, in principal amount of any outstanding new notes whose consent is required to either modify or amend the indenture, to waive compliance with specific provisions of the indenture, or to waive specific defaults;

o    reduce the requirements contained in the indenture for quorum or voting;

o change any obligations of ours to maintain an office or agency in the places and for the purposes required by the indenture; or

o    modify any of the above provisions.

However, without the consent of any holders of new notes, we and the trustee may supplement the indenture to, among other things:

o reflect that another entity has succeeded us and assumed our covenants under the indenture and the new notes;

o add to our covenants for the benefit of the holders of new notes or to surrender any right or power conferred upon us;

o    add any additional events of default;

o secure the new notes pursuant to the requirements described above under "Certain Covenants;"

o    change the trustee or provide for an additional trustee; or

o cure any ambiguity or correct or supplement any inconsistency in the indenture or in the new notes or make any other provisions necessary or desirable, as long as the action shall not adversely affect the interest of the holders of the new notes in any material respect.

The holders of at least a majority in aggregate principal amount of the outstanding new notes and old notes, if any, may, on behalf of all holders of such new notes, waive, insofar as such new notes are concerned, compliance by us with specific restrictive provisions of the indenture. The holders of at least a majority in aggregate principal of the outstanding new notes and old notes, if any, may, on behalf of all holders of such new notes, waive any past default under the indenture, except a default:

o    in any payment of principal, premium, if any, or interest on any note; and

o in respect of a covenant or provision of the indenture and the new notes, if applicable, which cannot be modified or amended without the consent of the holder of each outstanding note.

Except for any consent which must be given by the holder of each outstanding note affected thereby, as described above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding new notes and old notes, if any.

Additionally, any resolution regarding any request, demand, authorization, direction, notice, consent, waiver or other action which the indenture expressly provides may be made, given or taken by the holders of a specified percentage which is less than a majority in principal amount of the outstanding new notes and old notes, if any, may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present. Adoption of a resolution is accomplished by the affirmative vote of the holders of the specified percentage in the principal amount of the outstanding new notes and old notes, if any, except for any consent which must be given by the holder of each outstanding note affected thereby, as described above.

Any resolution passed or decision taken at any meeting of holders duly held in accordance with the indenture will be binding on all holders of the new notes. The quorum at any meeting that is called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding new notes and old notes, if any.

Consolidation, Merger and Sale of Assets

We, without the consent of the holders of any of the outstanding new notes under the indenture, may consolidate or merge with or into or, sell, lease, transfer or otherwise dispose of our assets substantially as an entirety to, any person that is a corporation. partnership or trust organized and validly existing under the laws of any domestic jurisdiction, or may permit any person to consolidate or merge with or into us or sell, lease, transfer or otherwise dispose of its assets substantially as an entirety to us, provided that:

o any successor person must assume our obligations on the new notes and the indenture; and

o after giving effect to the transaction no event of default, and no event which after notice or lapse of time would become an event of default, will have occurred and be continuing; and

o    specific other conditions are met.

Notices

Notices to holders of registered securities will be given by mail to the holder's address as it appears in our security register.

Further Issues

We may from time to time, without notice to or consent of the holders, issue additional new notes of the same tenor, coupon and other terms as the new notes, so that such new notes and the new notes offered hereby shall form a single series. We refer to this additional issuance of new notes as a "further issue." References herein to the new notes shall include, unless the context otherwise requires, any further new notes issued as described in this paragraph.

Purchasers of the new notes after the date of any further issue will not be able to differentiate between the new notes sold as part of the further issue and previously issued new notes. If we were to issue new notes with original issue discount, persons that are subject to U.S. federal income taxation who purchase new notes after such further issue may be required to accrue original issue discount with respect to their new notes. This may affect the price of outstanding new notes as a result of a further issue.

Governing Law

The indenture and the new notes will be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of laws.

Regarding the Trustee

The indenture contains specific limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in specific cases, or to realize on specific property received in respect of a claim as security or otherwise, The trustee will be permitted to engage in other transactions. However, if the trustee acquires any conflicting interest, it must eliminate the conflict within 90 days and apply to the SEC for permission to continue or resign.

The Bank of New York acts as trustee under various indentures. We and some of our subsidiaries at various times maintain deposit accounts and conduct our banking transactions with The Bank of New York in the ordinary course of business.

                               THE EXCHANGE OFFER


Purpose of the Exchange Offer

Pursuant to a purchase agreement dated October 24, 2002 between us and J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., as representatives on behalf of the initial purchasers named in the purchase agreement, we sold $1,000,000,000 aggregate principal amount of old notes. Pursuant to a purchase agreement dated October 31, 2002 between us and J.P. Morgan Securities and Deutsche Bank Securities, we sold an additional $200,000,000 aggregate principal amount of old notes. We refer to J.P. Morgan Securities, Deutsche Bank Securities and any other initial purchasers of old notes collectively as the initial purchasers. The initial purchasers subsequently sold the old notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act in reliance on Rule 144A. As a condition to the initial sale of the old notes, we and the initial purchasers entered into registration rights agreements pursuant to which we agreed that we would:

(1) file the exchange offer registration statement or a shelf registration statement with the SEC:

     o within 120 days of the closing date relating to the issuance of the $1,000,000,000 aggregate principal amount of old notes, which we refer to as the initial notes closing date; and

     o within 113 days of the closing date relating to the issuance of the $200,000,000 aggregate principal amount of old notes, which we refer to as the subsequent notes closing date;

(2) have that exchange offer registration statement or shelf registration statement declared effective by the SEC:

     o    within 210 days after the initial notes closing date; and

     o    within 203 days after the subsequent notes closing date;

(3)  consummate the exchange offer:

     o    within 248 days of the initial notes closing date; and

     o    within 238 days of the subsequent notes closing date; and

(4) commence the exchange offer and issue the exchange notes in exchange for all notes validly tendered in accordance with the terms of the exchange offer prior to the close of the exchange offer, or, in the alternative, cause a shelf registration statement to remain effective for a maximum of two years from the initial notes closing date.

We agreed to issue and exchange new notes for all old notes validly tendered and not withdrawn before the expiration of the exchange offer. Copies of the registration rights agreements have been filed as exhibits to the registration statement of which this prospectus is a part. The registration statement is intended to satisfy certain of our obligations under the registration rights agreement and the purchase agreements. In the event that due to a change in current interpretations by the SEC, we are not permitted to effect such exchange offer, it is contemplated that we will instead file a shelf registration statement covering resales by the holders of the old notes and will use our reasonable best efforts to cause such shelf registration statement to become effective and to keep such shelf registration statement effective for a maximum of two years from the initial closing date.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to the expiration date.

We will issue $1,000 principal amount of new notes in exchange for each respective $1,000 principal amount of outstanding old notes validly tendered and not withdrawn pursuant to the exchange offer. old notes may be tendered in the principal amount of $1000 and any integral multiple thereof, provided that if fewer than all of the old notes of a holder are tendered for exchange, the untendered principal amount of the holder's remaining old notes must be $1,000 or any integral multiple of $1,000 in excess thereof.

The form and terms of the new notes are the same as the form and terms of the old notes except that:

o the exchange will be registered under the Securities Act and, therefore, the new notes will not bear legends restricting the transfer of the new notes; and

o holders of the new notes will not be entitled to any of the registration rights of holders of old notes under the registration rights agreement, which rights will terminate upon the consummation of the exchange offer.

     The new notes will evidence the same indebtedness as the old notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture which also authorized the issuance of the old notes, such that the new notes and the old notes will be treated as a single class of securities under the Indenture.

As of the date of this prospectus, $1,200,000,000 aggregate principal amount of our 5.85% Notes due 2012 are outstanding, all of which are registered in the name of Cede & Co., as nominee for DTC. Solely for reasons of administration, we have fixed the close of business on March 27, 2003 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the old notes entitled to participate in the exchange offer.

Holders of the old notes do not have any appraisal or dissenters' rights under the Business Corporation Law of the State of New York or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreements and the applicable requirements of the Securities Act and the rules and regulations of the SEC thereunder.

We shall be deemed to have accepted validly tendered old notes when, and if, we have given oral or written notice thereof to The Bank of New York, the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purpose of receiving the new notes from the Company.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See "The Exchange Offer--Fees and Expenses."

Expiration Date; Extensions; Amendments

The term "expiration date" shall mean 5:00 p.m., New York City time, on April 23, 2003, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

If we determine to extend the exchange offer, we will, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date:

o    notify the exchange agent of any extension by oral or written notice; and

o issue a press release or other public announcement which shall include disclosure of the approximate number of old notes deposited to date.

We reserve the right, in our sole discretion:

o    to delay accepting any old notes;

o    to extend the exchange offer; or

o if, in the opinion of our counsel, the consummation of the exchange offer would violate any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC, to terminate or amend the exchange offer by giving oral or written notice of such delay, extension, termination or amendment to the exchange agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a press release or other public announcement thereof.

If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the old notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise expire during such five to ten business day period.

Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Resale of the New Notes

With respect to the new notes, based upon interpretations by the staff of the SEC set forth in certain no-action letters issued to third parties, we believe that a holder who exchanges old notes for new notes in the ordinary course of business, who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate in a distribution of the new notes, and who is not an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, will be allowed to resell new notes to the public without further registration under the Securities Act and without delivering to the purchasers of the new notes a prospectus that satisfies the requirements of Section 10 of the Securities Act.

If any holder acquires new notes in the exchange offer for the purpose of distributing or participating in the distribution of the new notes, it:

o cannot rely on the position of the staff of the SEC enumerated in such no-action letters issued to third parties; and

o must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

Each broker-dealer that receives new notes for its own account in exchange for old notes acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any new notes received in exchange for old notes acquired by such broker-dealer as a result of market-making or other trading activities. We will make this prospectus, as it may be amended or supplemented from time to time, available to any such broker-dealer that requests copies of such prospectus in the letter of transmittal for use in connection with any such resale for a period of up to 90 days after the expiration date. See "Plan of Distribution."

Procedures for Tendering

To tender in the exchange offer, a holder of old notes must either:

o complete, sign and date the letter of transmittal or facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile to the exchange agent; or

o transmit an agent's message (as defined below) to the exchange agent in lieu of the letter of transmittal,

in either case for receipt on or prior to the expiration date.

In addition,

o a timely confirmation of a book-entry transfer (a "book-entry confirmation") of such old notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer described below, along with the letter of transmittal or an agent's message, as the case may be, must be received by the exchange agent prior to the expiration date; or

o the holder must comply with the guaranteed delivery procedures described below.

The term "agent's message" means a message, transmitted to the exchange agent's account at DTC and received by the exchange agent and forming a part of the book-entry confirmation, which states that such account has received an express acknowledgment from the tendering participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. To be tendered effectively, the letter of transmittal and other required documents, or an agent's message in lieu thereof, must be received by the exchange agent at the address set forth below under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. Do not send the letter of transmittal or any old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such holders.

Any beneficial owner(s) of the old notes whose old notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such intermediary promptly and instruct such intermediary to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the letter of transmittal and delivering such owner's old notes:

o make appropriate arrangements to register ownership of the old notes in such owner's name; or

o    obtain a properly completed bond power from the registered holder.

The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal described below (see "--Withdrawal of Tenders"), as the case may be, must be guaranteed by an eligible institution unless the old notes tendered pursuant thereto are tendered:

o by a registered holder who has not completed the box titled "Special Delivery Instruction" on the letter of transmittal; or

o    for the account of an eligible institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by an eligible institution, which is a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" (within the meaning of Rule 17Ad-15 under the Exchange Act) which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder exactly as such registered holder's name appears on such old notes. If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may utilize DTC's Automated Tender Offer Program to tender old notes.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right:

o to reject any and all old notes not properly tendered and any old notes our acceptance of which would, in the opinion of our counsel, be unlawful; and

o to waive any defects, irregularities or conditions of tender as to particular old notes.

Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities in connection with tenders of old notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

While we have no present plan to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes that are not tendered pursuant to the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering old notes pursuant to the exchange offer, each holder of the old notes, will represent that, among other things:

o any new notes to be received by it were acquired by it in the ordinary course of its business;

o it is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes;

o it acknowledges and agrees that any person who is participating in the exchange offer for the purpose of distributing the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the new notes acquired by such person and cannot rely on the position of the staff of the SEC set forth in certain no-action letters;

o it understands that a secondary resale transaction, described above, and any resales of new notes obtained by it in exchange for old notes acquired by it directly from us should be covered by an effective registration statement containing the selling security holder information required by
     Item 507 or Item 508, as applicable, of Regulation S-K of the SEC and

o    it is not our "affiliate", as defined in Rule 405 of the Securities Act.

If the tendering holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such new notes; however, by so acknowledging and by delivering a prospectus, it will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Return of Old Notes

In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

o old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at DTC; and

o a properly completed and duly executed letter of transmittal and all other required documents, or an agent's message in lieu thereof.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or otherwise non-exchanged old notes will be returned without expense to the tendering holder thereof (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, such old notes will be credited to an account maintained with DTC) as promptly as practicable.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC's systems may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, or an agent's message in lieu of a letter of transmittal, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "--Exchange Agent" on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below.

If a holder of the old notes holds those notes through DTC, that holder must complete a form called "instructions to registered holder and/or book-entry participant," which will instruct the DTC participant through whom such holder holds its notes of the holder's intention to tender its old notes or not tender its old notes. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept a tender of notes by a holder of old notes until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to such old notes. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

If a holder of the old notes desires to tender such old notes and the old notes are not immediately available or the holder cannot deliver its old notes (or complete the procedures for book-entry transfer), the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, a holder may effect a tender if:

o    the tender is made through an eligible institution;

o prior to the expiration date, the exchange agent receives from such eligible institution (by facsimile transmission, mail or hand delivery) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by us setting forth the name and address of the holder and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date:

          (1) the letter of transmittal (or a facsimile thereof), or an agent's message in lieu thereof,

          (2) the certificate(s) representing the old notes in proper form for transfer or a book-entry confirmation, as the case may be, and

          (3)  any other documents required by the letter of transmittal,

     will be deposited by the eligible institution with the exchange agent; and

o such properly executed letter of transmittal (or facsimile thereof), or an agent's message in lieu thereof, as well as the certificate(s) representing all tendered old notes in proper form for transfer or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a form of Notice of Guaranteed Delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to the expiration date. Any such notice of withdrawal must:

o specify the name of the person having deposited the old notes to be withdrawn;

o identify the old notes to be withdrawn (including the certificate number, if applicable, and principal amount of such old notes) or, in the case of old notes transferred by book-entry transfer, the name and number of the account at DTC to be credited; and

o be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered (including any required signature guarantees) or, in the case of old notes transferred by book-entry transfer, be transmitted by DTC and received by the exchange agent in the same manner as the agent's message transferring the notes.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must comply with the procedures of DTC. All questions as to the validity, form and eligibility

(including time of receipt) of such notices will be determined by us, in our sole discretion, which determination shall be final and binding on all parties.

Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued with respect thereto, unless the old notes so withdrawn are validly re-tendered. Properly withdrawn old notes may be re-tendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the expiration date.

Termination of Certain Rights

All registration rights under the registration rights agreements accorded to holders of the old notes (and all rights to receive additional interest in the event of a registration default as defined therein) will terminate upon consummation of the exchange offer. However, for a period of up to 90 days after the registration statement is declared effective, we will keep the registration statement effective and provide copies of the latest version of the prospectus to any broker-dealer that requests copies of such prospectus in the letter of transmittal for use in connection with any resale by such broker-dealer of new notes received for its own account pursuant to the exchange offer in exchange for old notes acquired for its own account as a result of market-making or other trading activities.

Exchange Agent

The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for a copy of the Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

     By Registered or Certified Mail:          By Overnight Courier/Hand:

     The Bank of New York                      The Bank of New York
     101 Barclay Street, 7 East                101 Barclay Street
     New York, NY 10286                        New York, NY 10286
     Attention: Reorganization Section         Corporate Trust Services Window
     Mr. Bernard Arsenec                       Ground Level
                                               Attention: Reorganization Section
                                               Mr. Bernard Arsenec

                                 By Facsimile:
                                 (212) 815-6339
                                 By Telephone:
                                 (212) 815-5920

     The Bank of New York also serves as Trustee under the indenture.

     Delivery to an address other than listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

     The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, facsimile transmission, electronic mail, telephone or in person by our officers and regular employees or those of our affiliates.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The expenses to be incurred in connection with the exchange offer, including registration fees, fees and expenses of the exchange agent and the Trustee, accounting and legal fees, and printing costs, will be paid by us.

     We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the old notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequence of Failure to Exchange

     Participation in the exchange offer is voluntary. Holders of the old notes are urged to consult their financial and tax advisers in making their own decisions on what action to take.

     Old notes that are not exchanged for the new notes pursuant to the exchange offer will remain "restricted securities" within the meaning of Rule 144(a)(3)(iv) under the Securities Act. Accordingly, such old notes may not be offered, sold, pledged or otherwise transferred except:

     o to a person whom the seller reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

     o pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available)

     o pursuant to an effective registration statement under the Securities Act; or

     o pursuant to another available exemption from the registration requirements of the Securities Act, and, in each case, in accordance with all other applicable securities laws.

Accounting Treatment

       For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The expenses of the exchange offer will be amortized over the term of the new notes.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of our counsel, Davis Polk & Wardwell, the exchange of old notes for new notes will not be treated as a taxable transaction for U.S. federal income tax purposes. Therefore, a holder will not recognize gain or loss upon the exchange. A holder's basis for the new notes will be the same as its basis for the old notes, and the holding period of the new notes will include the holding period of the old notes.

     You should consult your own tax advisors concerning the tax consequences arising under state, local, or foreign laws of the exchange of old notes for new notes.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives new notes for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of new notes received in exchange for such old notes. For a period of up to 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any such broker-dealer that requests copies of this prospectus in the letter of transmittal for use in connection with any such resale.

     We will not receive any proceeds from any sale of new notes by broker-dealers or any other persons. New notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions or through the writing of options on the new notes, or a combination of these methods of resale, at market prices prevailing at the time of resale or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer that resells the new notes that were received by it for its own account pursuant to the exchange offer. Any broker or dealer that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                              NOTICE TO INVESTORS

     Based on interpretations of the staff of the SEC set forth in no-action letters issued to third parties, we believe that new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold, and otherwise transferred by a holder (other than broker-dealers, as set forth below, and any holder that is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act) without further registration under the Securities Act and without delivery to prospective purchasers of a prospectus pursuant to the provisions of the Securities Act, provided that the holder is acquiring the new notes in the ordinary course of its business, is not participating and has no arrangement or understanding with any person to participate in the distribution of the new notes. Eligible holders wishing to accept the exchange offer must represent to us in the letter of transmittal that these conditions have been met. See "The Exchange Offer--Procedures for Tendering."

     Each broker-dealer who holds old notes acquired for its own account as a result of market-making or other trading activities and who receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of new notes received for the broker-dealer's own account in exchange for old notes where old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. For a period of up to 90 days after the expiration date, we will make this prospectus available to those broker-dealers (if they so request in the letter of transmittal) for use in connection with those resales. See "Plan of Distribution."

     The old notes and the new notes constitute new issues of securities with no established public trading market. We do not intend to apply for listing of the new notes on any securities exchange or for inclusion of the new notes in any automated quotation system. There can be no assurance that an active public market for the new notes will develop or as to the liquidity of any market that may develop for the new notes, the ability of holders to sell the new notes, or the price at which holders would be able to sell the new notes. Future trading prices of the new notes will depend on many factors, including among other things, prevailing interest rates, our operating results and the market for similar securities.

     Any old notes not tendered or accepted in the exchange offer will remain outstanding. To the extent that old notes are tendered and accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, old notes could be adversely affected. Following consummation of the exchange offer, the holders of old notes will continue to be subject to the existing restrictions on transfer thereof and we will have no further obligation to those holders, under either of the registration rights agreements, to provide for the registration under the Securities Act of the old notes. There may be no trading market for the old notes.

     We will not receive any proceeds from, and have agreed to bear the expenses of, the exchange offer. No underwriter is being used in connection with the exchange offer.

     The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of those jurisdictions.



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                           VALIDITY OF THE NEW NOTES

     The validity of the new notes will be passed upon for us by Davis Polk & Wardwell, New York, New York.


                                    EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     Our financial statements as of and for each of the two years in the period ended December 31, 2001 incorporated by reference in prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     On April 9, 2002, we announced that we engaged Deloitte & Touche LLP to replace Arthur Andersen as our independent auditors. During each of the fiscal years in the two year period ended December 31, 2001 and the subsequent interim period preceding the change of auditors, we had no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen's satisfaction, would have caused it to make reference to the disagreement in connection with its report.

     We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus as having certified our consolidated financial statements for the two years ended December 31, 2001, as required by Section 7 of the Securities Act. Accordingly, we have dispensed with the requirement to file its consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you may have no effective remedy against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen, or any omissions to state a material fact required to be stated therein. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Arthur Andersen.



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